7/12

Follow-Up Materials

07026070

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ~~[illegible]~~ ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
AUG 21 2007
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00002 FISCAL YEAR: ________

(03/94)

ADB

Asian Development Bank

0&2-00002

Board of Directors

FOR OFFICIAL USE ONLY

R79-07
25 May 2007

Condensed Quarterly Financial Statements

1. Attached for the consideration of the Board are Management's Discussion and Analysis and Condensed Quarterly Financial Statements as of 31 March 2007.

2. In the absence of any request for discussion and in the absence of a sufficient number of abstentions or objections (which should be communicated to The Secretary by the close of business on 15 June 2007), the Condensed Quarterly Financial Statements will be deemed to have been approved, to be so recorded in the minutes of a subsequent meeting of the Board. Any notified abstentions or objections will also be recorded in the minutes.

For Inquiries: H. S. Jung, Controller's Department
(Ext. 4540)
R. Budiman, Controller's Department
(Ext. 4553)

The attached document has a restricted distribution until it has been approved by the Board of Directors. Following such approval, the document will be available to the public.

ADB

Management's Discussion & Analysis
and
Condensed Quarterly Financial Statements

31 March 2007
(Unaudited)

Asian Development Bank

CONTENTS

31 March 2007

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development finance institution whose vision is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis. The Charter requires that each funding resource be kept separate from the other.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

2.1. Basis of financial reporting

Statutory reporting. ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. ADB complies with Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments (collectively referred to as "FAS 133"), including FAS 155 (Accounting for Certain Hybrid Financial Instruments, an amendment to FAS 133 and 140). FAS 133 allows hedge accounting only if qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. Compliance with hedge accounting will impose undue constraints on future borrowings, loans, and hedge programs and will likely detract ADB's efforts to effectively and efficiently minimize the funding costs for its borrowing member countries. Accordingly, ADB elects not to adopt hedge accounting and reports all derivative instruments on the balance sheet at fair value while recognizing changes in the fair value of derivative instruments for the year as part of net income.

In 2006, ADB early adopted the provisions of FAS 155, which allow fair value measurement for hybrid financial instruments that contain embedded features that would otherwise be required to be treated as a separate derivative instrument (bifurcated) in the reported financial statements under FAS 133. ADB holds a small portion of hybrid financial instruments in its borrowing portfolio.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2006. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Supplemental Reporting. ADB manages its balance sheet by selectively using derivatives to mitigate the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives, structured borrowings, and certain investments) are recorded at their fair value while loans, remaining borrowings, and remaining investments are recorded at carrying value, applying FAS 133 does not fully reflect the overall economic value of ADB's financial position. Therefore, to better reflect ADB's financial position and risk management, two supplemental financial statements are included: current value and pre-FAS 133. Applications of consistent approach on these statements allow better analysis for management information and decision making.

Table 1 presents selected financial data on three bases: statutory basis, pre-FAS 133 basis, and current value basis.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	Statutory Basis		
	31 March 2007	31 March 2006	31 December 2006
Net Income	190	39	570
Average Earning Assets	40,588	36,268	37,904
Return on Earning Assets	1.80%	1.08%	1.50%
Return on Loans	5.15%	4.82%	4.98%
Return on Investments	4.41%	4.06%	4.18%
Cost of Borrowings	4.63%	4.85%	4.81%
Equity-to-Loan Ratio	46.90%	49.31%	47.51%
	Pre-FAS 133 Basis		
	31 March 2007	31 March 2006	31 December 2006
Net Income	183	118	706
Average Earning Assets	40,563	36,201	37,859
Return on Earning Assets	1.81%	1.30%	1.86%
Return on Loans	5.17%	4.80%	4.94%
Return on Investments	4.44%	3.51%	4.27%
Cost of Borrowings	4.69%	4.22%	4.31%
Equity-to-Loan Ratio	47.09%	49.28%	47.72%
	Current Value Basis		
	31 March 2007	31 March 2006	31 December 2006
Net Income	179	(61)	544
Average Earning Assets	41,578	37,658	39,130
Return on Earning Assets	1.75%	0.76%	1.31%
Return on Loans	4.68%	3.08%	2.58%
Return on Investments	4.75%	3.37%	5.48%
Cost of Borrowings	4.36%	3.23%	3.51%
Equity-to-Loan Ratio	47.26%	49.92%	47.90%

Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in market environment. Table 3 shows the Condensed Current Value Income Statements reconciled from the statutory basis for the quarter ended 31 March 2007. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams and applying the appropriate interest and exchange rates. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the FAS 133 effects removes its impact, as these effects are part of the current value adjustments. Table 4 provides further details and analyses of the current value adjustments.

Table 2: Condensed Current Value Balance Sheets at 31 March 2007 and 31 December 2006
In thousands of U.S. dollars

	31 March 2007					31 December 2006
	Statutory Basis	Reversal of FAS 133	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	95,493	-	95,493	-	95,493	205,418
Investments and accrued income	13,017,787	-	13,017,787	-	13,017,787	12,891,140
Securities transferred under securities lending arrangement	2,509,682	-	2,509,682	-	2,509,682	1,922,901
Securities purchased under resale arrangement	602,330	-	602,330	-	602,330	432,963
Loans outstanding and accrued interest	27,389,102	(615)	27,388,487	573,719	27,962,206	27,176,109
Less: Provision for loan losses and unamortized loan origination costs/ front-end fees	(1,404)	-	(1,404)	-	(1,404)	(14,324)
Equity investment	667,145	-	667,145	-	667,145	655,819
Receivable from members	174,329	-	174,329	(64,893)	109,436	108,822
Receivable from swaps						
Borrowings	13,099,661	454,287	13,553,948	(454,287)	13,099,661	12,986,831
Others	659,027	12,738	671,765	(12,738)	659,027	655,151
Other assets	790,482	-	790,482	-	790,482	480,870
TOTAL	**59,003,634**	**466,410**	**59,470,044**	**41,801**	**59,511,845**	**57,501,700**
Borrowings and accrued interest	29,020,642	193,427	29,214,069	(243,058)	28,971,011	27,972,473
Payable for swaps						
Borrowings	12,382,947	187,341	12,570,288	(187,341)	12,382,947	12,502,403
Others	652,878	33,573	686,451	(33,573)	652,878	655,461
Payable under securities lending arrangement	2,534,769	-	2,534,769	-	2,534,769	1,954,409
Accounts payable and other liabilities	1,034,938	-	1,034,938	-	1,034,938	683,814
Total Liabilities	**45,626,174**	**414,341**	**46,040,515**	**(463,972)**	**45,576,543**	**43,768,560**
Paid-in capital	3,670,064	-	3,670,064	-	3,670,064	3,652,800
Net notional maintenance of value receivable	(663,885)	-	(663,885)	-	(663,885)	(672,899)
Ordinary reserve	8,990,820	499	8,991,319	561,024	9,552,343	9,555,260
Special reserve	198,872	-	198,872	-	198,872	197,799
Loan loss reserve	130,100	-	130,100	-	130,100	130,100
Surplus	330,117	-	330,117	-	330,117	330,117
Cumulative revaluation adjustments account	27,519	(27,519)	-	-	-	-
Net income[1] — 31 March 2007	188,714	(6,659)	182,055	(4,327)	177,728	539,963
Net income[1] — 31 December 2006	565,886	135,479	701,365	(161,402)	539,963	-
Accumulated other comprehensive income	(60,747)	(49,731)	(110,478)	110,478	-	-
Total Equity	**13,377,460**	**52,069**	**13,429,529**	**505,773**	**13,935,302**	**13,733,140**
TOTAL	**59,003,634**	**466,410**	**59,470,044**	**41,801**	**59,511,845**	**57,501,700**

[1] Net income after appropriation of guarantee fees to Special Reserve

Table 3: Condensed Current Value Income Statements for the Periods Ended 31 March 2007 and 2006
In thousands of U.S. dollars

	31 March 2007					31 March 2006
	Statutory Basis	Reversal of FAS-133 Effects	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
REVENUE						
From loans	347,647	-	347,647	-	347,647	287,826
From investments	153,678	-	153,678	-	153,678	114,527
From guarantees	1,073	-	1,073	-	1,073	1,044
From other sources - net	37,663	-	37,663	-	37,663	11,263
Total Revenue	**540,061**	-	**540,061**	-	**540,061**	**414,660**
EXPENSES						
Borrowings and related expenses	329,338	-	329,338	-	329,338	261,332
Administrative expenses	21,489	-	21,489	-	21,489	34,050
Technical assistance to member countries	(109)	-	(109)	-	(109)	(166)
Other expenses	881	-	881	-	881	428
Total Expenses	**351,599**	-	**351,599**	-	**351,599**	**295,644**
Net realized losses	(5,328)	-	(5,328)	-	(5,328)	(2,688)
Net unrealized gains (losses)	6,653	(6,659) [a]	(6)	-	(6)	-
Current value adjustments[b]	-	-	-	(4,327)	(4,327)	(178,534)
Provision for losses	-	-	-	-	-	1,565
NET INCOME (LOSSES)	**189,787**	**(6,659)**	**183,128**	**(4,327)**	**178,801**	**(60,641)**

0 Less than $1,000.
[a] FAS 133 adjustments are reversed as the current value adjustments incorporate the effect of net unrealized losses on derivatives, as required by FAS 133.
[b] Current value adjustments include the effect of FAS 133 adjustments.

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 31 March 2007					Income Statement Effects Year to Date	
	Loans After Swaps	Investments	Borrowings After Swaps	Other Assets	Less Prior Year Effects[a]	31 March 2007	31 March 2006
Total Current Value Adjustments on Balance Sheet	574,099	20,455	(23,888)	(64,893)	(532,290)	(26,517)	(58,343)
Unrealized Losses on Investments[b]						(1,297) [c]	(109,170)
Accumulated Translation Adjustments						23,487 [d]	(11,021)
Total Current Value Adjustments						**(4,327)**	**(178,534)**

[a] Prior Year Effects include cumulative current value adjustments on all financial instruments made in the prior years.
[b] Relates to unrealized gains on investments and equity investments classified as available for sale.
[c] Included in Other Comprehensive Income under statutory basis.
[d] Relates to the translation adjustments for the quarter and current translation effects from FAS 133 reversals.

Current Value Balance Sheets

Loans and related swaps. Most loans are made to or guaranteed by ADB members. ADB does not sell its loans believing that there is no comparable market for them. The current value of loans incorporates management's best estimate of expected cash flows including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable yield curves, which incorporates ADB's funding cost plus lending spread.

The current value also includes ADB's appropriate credit risk assessment for impaired loans. To recognize the inherent risks in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has never suffered a loss on sovereign loans except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loans' contractual terms.

The positive current value adjustment of $574.1 million indicates that the average interest on loans on an after swap basis are higher than ADB would currently originate on similar loans.

Investments and related swaps. Under both the statutory and current value bases, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $20.5 million resulted from unrealized gains on asset swaps due to spread contraction in certain markets.

Equity investments. Under both statutory and current value bases, equity investments are reported (i) at fair value when market values are readily determinable, (ii) by applying equity method for investments in limited partnership and certain limited liability companies, or where ADB has the ability to exercise significant influence, or (iii) at cost less permanent impairment, if any, which represents a fair approximation of the current value.

Receivable from members. These consist of unrestricted and maybe restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps. The current value of these liabilities includes the current value of the borrowings and associated financial derivative instruments. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $23.9 million unfavorable current value adjustments is due to the fact that the average cost of the borrowings on an after swap basis is higher than the market rate at which ADB can currently obtain new funding.

Current Value Income Statements

For the quarter ended 31 March 2007, net income was $178.8 million under the current value basis compared with pre-FAS 133 net income of $183.1 million (*see Table 3*). The difference of $4.3 million represents current value adjustments comprising of $26.5 million unrealized losses on all outstanding financial instruments, $1.3 million net unrealized losses on investments classified as available for sale, and $23.5 million favorable translation adjustments *(see Table 4).*

The $4.3 million unfavorable current value adjustment for the quarter ended 31 March 2007 ($178.5 million – 2006) represents the change in the current value of all ADB's financial

instruments from 31 December 2006 to 31 March 2007. The adjustment reflects changes in the market environment.

2.3. Risk Bearing Capacity

In 2004, the Board of Directors approved the income planning framework that established the equity to loan ratio (ELR) as one of the key measures of ADB's risk bearing capacity. On the same date, the Board of Directors also approved the full waiver of 1% front-end fees for loans approved from 1 January 2004 to 30 June 2005 and waiver of 20 basis points lending spread on sovereign loan charges for the same period. Subsequently, the Board of Directors approved the continuation of the waivers through June 2007.

Equity-to-loan ratio. For ELR, ADB's equity capital is defined as the sum of useable paid-in capital, the ordinary reserve, the special reserve and surplus. The ELR measures the adequacy of equity capital to absorb unexpected losses in ADB's sovereign loan and guarantee portfolios and the ability to generate adequate net income to absorb loss of loan income as a result of a major nonaccrual event and at the same time match the growth in loan and guarantee portfolio. ADB has established a target ELR of 35%. At 31 March 2007, ELR was 47.09% under the pre-FAS 133 basis (47.72% - 31 December 2006).

Loan Loss Provision and Loan Loss Reserve (LLR). ADB provides LLR as part of its equity for sovereign loans and guarantees portfolio using credit risk model to estimate expected losses. In December 2006, the Board of Directors approved the application of this concept to nonsovereign credit exposures. In addition, loan loss provision for sovereign and nonsovereign loans that are impaired are set up and charged to the statement of income and expenses. Hence, both expected and unexpected losses are addressed through adequate ELR, LLR, and loan loss provisions.

2.4. Nonsovereign Operations with Public Borrowers

Starting September 2005, ADB provided lending without sovereign guarantee to non-private entities. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. For the quarter ended 31 March 2007, ADB has approved loans to state-owned enterprises without sovereign guarantee amounting to $75.0 million.

2.5. Capital and Resources

To ensure adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, the Board of Governors approves the allocation of OCR Surplus and previous year's allocable net income to reserves to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, it allocates part of that allocable net income to Special Funds to support development activities in its DMCs.

In February 2003, the Board of Directors reviewed ADB's lending and borrowing limitations and approved the following policies to take effect immediately: (i) outstanding loan commitments measured by the sum of outstanding disbursed and undisbursed loans, equity investments, and guarantees[1], are limited to no more than the sum of the total subscribed capital and reserves (including surplus but excluding special reserve); (ii) gross outstanding borrowings are limited to no

[1] ADB's financial policies require that Political Risk Guarantee be charged against lending limitations at the nominal value of the guaranteed obligation, plus the interest that will accrue for the succeeding interest period and Partial Credit Guarantee at the present value of the guaranteed obligation.

more than the sum of callable capital from non-borrowing members, paid-in capital, and reserves (including surplus), subject to the Charter limit of 100% of callable capital.

As of 31 March 2007, ADB's lending headroom available was $18.4 billion ($18.2 billion - 31 December 2006). The increase in the headroom was principally due to a $0.6 billion increase in lending authority resulting from favorable translation adjustments and additional capital subscription, offset by $0.5 billion net increase in outstanding loans.

As of 31 March 2007, ADB's borrowing headroom available was $15.3 billion ($15.8 billion - 31 December 2006). The slight decrease in the headroom mainly resulted from $0.9 billion increase in outstanding borrowings after swaps, offset by $0.3 billion increase in borrowing authority due to favorable translation adjustments and additional paid-in capital.

2.6. Summary of financial performance

For the quarter ended 31 March 2007, net income before unrealized losses was $183.1 million, compared with $117.9 million for the same period in 2006. The increase of $65.2 million was mainly due to the following:

- $40.1 million increase in investment income resulting mainly from increase in investments portfolio and higher interest yields;

- $59.8 million increase in loan income mainly due to $60.7 million net increase in interest income and other charges, offset by $0.9 million decrease in premium on loan prepayment;

- $26.0 million increase in income from equity investments, primarily attributed to $25.5 million net proportionate share in income of investee companies which are accounted for under the equity method, and $0.5 million increase in dividend income for the period;

- $12.6 million decrease in administrative expenses mainly attributed to $7.7 million decrease in staff costs and $8.9 million increase in deferred direct loan origination costs related to new loans and guarantees that became effective during the period, offset by $0.6 million increase in business travel expenses and $3.5 million decrease in expenses allocated to ADF. The decrease in staff costs primarily resulted from the $6.5 million enhanced separation program expenses in 2006 which was not incurred in 2007, and the $2.6 million decrease in provisions for post retirement medical benefit costs, partially offset by the $1.5 million increase in provisions for relocation expenses resulting from the change in provisioning methodology in 2006; offset by

- $71.4 million increase in borrowings and related expenses due to increase in the borrowing portfolio and higher interest rates; and

- $1.6 million increase in the provision for losses which was attributed to the write back of provisions in 2006 resulting from repayments of loans that were previously provisioned. No expense was charged nor written back during the first quarter of 2007.

Net unrealized gains of $6.7 million for the quarter ended 31 March 2007 ($78.9 million unrealized losses for the same period in 2006) incorporated $5.5 million favorable FAS 133 adjustment and $1.1 million translation adjustment associated with debt issuances and derivatives in non-functional currencies. This resulted to a net income of $189.8 million for the quarter ended 31 March 2007 compared to a net income of $39.0 million for the same period in 2006.

The $84.2 million favorable change in FAS 133 adjustments from 2006 resulted primarily from:

- $205.3 million and $0.5 million favorable changes in the fair value of borrowings related swaps and FX forward transactions, respectively. The changes were attributed primarily to the net effect of a downward shift of the US dollar yield curve over the medium to the long term at 31 March 2007 compared to the same period last year, coupled with a general strengthening of most major currencies against the US dollar. These borrowing-related swaps are generally intended to hedge long-term fixed rate borrowings, converting the fixed-rate debts to floating rate; thus, the value of the swaps would normally decline when the interest rate increases, and vice-versa; partially offset by

- $39.9 million decline in unrealized gains on hybrid financial instruments due to the strengthening of the Japanese yen. While the unrealized gains on the borrowing related swaps economically offset any unrealized losses on the underlying borrowing transactions, (the swaps are generally intended to hedge the underlying debts against movements of interest rates and currencies), the application of FAS 133 does not fully capture the economic hedging relationship for a significant portion of the borrowing portfolio, which does not qualify to be fair valued under FAS 155. The majority of the borrowings are recorded at amortized cost, thus no gains or losses are recognized in the income statement (See notes B, G, and J); and

- $75.4 million and $6.5 million decrease in the value of investments related swaps and loans related swaps, respectively. The significant decline in the unrealized gains on investments related swaps ($3.5 million losses – 2007; $71.9 million gains – 2006) was due to the termination of a number of swaps which were used to hedge a portion of the fixed income investments – the termination of these swaps resulted from the sale of these investments, which contributed to realized gains on investments.

3. Special Funds

In addition to OCR, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute Special Fund (ADBISF); the Asian Tsunami Fund (ATF); and the Pakistan Earthquake Fund (PEF). In accordance with the Charter, each Fund is required to be kept separate from the other. Financial statements for each Fund are prepared in accordance with generally accepted accounting principles, except for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

3.1 Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 31 March 2007, the governments of 31 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific. As part of the eighth replenishment of ADF (ADF IX), donors agreed to provide financing in the form of grants for projects and programs of high developmental priority.

Contributed Resources. Cumulative contributions committed inclusive of discounts on contributions due to accelerated note encashments amounted to $28.8 billion ($28.5 billion – 31 December 2006) as of 31 March 2007, of which contributions available for operational commitments were $27.3 billion ($26.7 billion – 31 December 2006). Contributions committed but

not available as of 31 March 2007 were $1.5 billion ($1.8 billion – 31 December 2006) comprising of committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. The balance of commitment authority available for operations at 31 March 2007 increased to $1.7 billion ($501.1 million – 31 December 2006).

As of 31 March 2007, Instruments of Contributions from 28 donors were accepted to ADF IX, which became effective in April 2005. During the period, $395.9 million which is inclusive of compensation for foregone interest have been received and made available for operational commitments. These were recognized as contributed resources in 2007.

Review of Activities. During the period, 4 ADF loans totaling $89.8 million were approved, compared with 4 approvals amounting to $25.0 million for the same period last year. Disbursements for the period totaled $298.3 million, an increase of 31.2% from $227.3 million for the same period in 2006.

As of 31 March 2007, 28 sovereign loans to Myanmar and 10 sovereign loans to Marshall Islands were in arrears and in non-accrual status. The principal amount outstanding of these loans which were placed in non-accrual status was $519.6 million ($487.9 million – 31 December 2006) of which $185.1 million ($175.5 million – 31 December 2006) was overdue.

Grants are recognized in the financial statements upon effectivity (i.e. the agreements were signed and all conditions are satisfied). During the period, 4 grants amounting to $48.9 million (11 grants amounting to $165.6 million – 2006) became effective.

Loan Exposure. As of 31 March 2007, ADF's outstanding sovereign loan exposure was $21.8 billion. There were no outstanding nonsovereign loans.

Investment position. The ADF investment portfolio including securities purchased under resale arrangement amounted to $6.7 billion as of 31 March 2007 ($6.4 billion - 31 December 2006). About 89.8% of the portfolio was invested in bank deposits and 10.2% in floating and fixed income securities. The annualized rate of return on ADF investments was 4.4% for the quarter ended 31 March 2007 (3.6% – 2006).

3.2 Technical Assistance Special Fund

Review of activities. Technical assistance is accounted for on a commitment basis. As of 31 March 2007, total TASF resources amounted to $1,350.1 million. Of this, $1,147.0 million had been committed, leaving an uncommitted balance of $203.1 million. During the period, 32 technical assistance grants totaling $26.2 million became effective while an amount of $2.6 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance.

Contributions received for the period comprised of $27.5 million from 6 donors as part of the third regularized replenishment of TASF which became effective in April 2005 concurrently with ADF IX. Moreover, India made a direct and voluntary contribution of Rs2.25 million during the period.

Investment position. As of 31 March 2007, TASF investment portfolio amounted to $261.8 million ($275.6 million - 31 December 2006). Revenue from investments for the quarter ended 31 March 2007 increased to $3.2 million from $2.3 million for the same period in 2006 due to increase in average volume of investments and average yield.

3.3. Japan Special Fund

Review of activities. The technical assistance grants funded by JSF continued to support ADB's overarching goal to reduce poverty. In January 2007, Japan contributed ¥3.3 billion ($27.7 million equivalent) as a regular contribution to the JSF. For the quarter ended 31 March 2007, 13 technical assistance grants for the JSF totaling $11.0 million became effective while an amount of $0.5 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance. The uncommitted balance after taking into account contributions, revenues, net TA grants, administrative and financial expenses was $150.9 million as of 31 March 2007 ($130.9 million – 31 December 2006).

Investment position. The JSF investment portfolio amounted to $231.9 million as of 31 March 2007 ($208.1 million - 31 December 2006). Investment income for the quarter ended 31 March 2007 increased to $3.0 million from $2.2 million for the same period in 2006 due to the increase in the average volume of investments and the average yield of time deposits.

3.3.1 Asian Currency Crisis Support Facility (ACCSF)

Review of Activities. The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $33.2 million as of 31 March 2007 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund (ADBISF)

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 31 March 2007, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of ADB Institute was about $14.7 million.

3.5. Asian Tsunami Fund (ATF)

Review of Activities. As of 31 March 2007, total ATF resources amounted to $600.0 million. Of this, $574.8 million has been committed, leaving an uncommitted balance of $25.2 million. Grants for technical assistance and investment projects are accounted for on a commitment basis.

3.6. Pakistan Earthquake Fund (PEF)

Review of Activities. In March 2007, Belgium contributed the first installment of $4.4 million by way of a debt-for-development swap where Pakistan deposited to the Fund the equivalent rupee of the cancelled debt. Two more installments of €3.3 million each are expected to be made on 30 September 2007 and 31 March 2008.

As of 31 March 2007, total PEF resources amounted to $119.2 million. Of this, $108.0 million has been committed, leaving an uncommitted balance of $11.2 million.

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
31 March 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

		31 March (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 95,493		$ 205,418
INVESTMENTS (Note C)		12,888,780		12,764,432
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes C and D)		2,509,682		1,922,901
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		602,330		432,963
LOANS OUTSTANDING (Notes E, F and G) (Including FAS 133 adjustment of $615 - 31 March 2007, $643 - 31 December 2006, unamortized loan origination costs of $26,935 - 31 March 2007, $14,015 - 31 December 2006, net of provision for loan losses of $28,339 - 31 March 2007 and 31 December 2006)		27,022,464		26,177,406
EQUITY INVESTMENTS (Note H)		667,145		655,819
ACCRUED INCOME		494,241		394,360
RECEIVABLE FROM MEMBERS		174,329		173,667
RECEIVABLE FROM SWAPS (Notes G and J)				
Borrowings	$13,099,661		$12,986,831	
Others	659,027	13,758,688	655,151	13,641,982
OTHER ASSETS				
Property, Furniture, and Equipment	157,189		158,699	
Investment related receivables	476,438		188,335	
Unamortized issuance cost of borrowings	45,776		43,747	
Miscellaneous (Note I)	111,079	790,482	90,089	480,870
TOTAL		$ 59,003,634		$ 56,849,818
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes G and J)				
At amortized cost	$26,623,559		$25,495,393	
At fair value	2,059,076	$ 28,682,635	2,112,378	$ 27,607,771
ACCRUED INTEREST ON BORROWINGS		338,007		303,061
PAYABLE FOR SWAPS (Notes G and J)				
Borrowings	12,382,947		12,502,403	
Others	652,878	13,035,825	655,461	13,157,864
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note D)		2,534,769		1,954,409
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	623,559		270,550	
Undisbursed technical assistance commitments	3,732		4,727	
Accrued pension and postretirement medical benefit costs	296,153		288,517	
Miscellaneous (Notes F and I)	111,494	1,034,938	120,020	683,814
Total liabilities		45,626,174		43,706,919
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note K)				
Subscribed (SDR35,463,110,000 - 31 March 2007, SDR35,342,300,000 - 31 December 2006)		53,556,034		53,168,956
Less -"callable" shares subscribed		49,789,258		49,429,394
"Paid-in" shares subscribed		3,766,776		3,739,562
Less - subscription installments not due		24,812		15,138
Subscription installments matured		3,741,964		3,724,424
Less - capital transferred to the Asian Development Fund		71,900		71,624
		3,670,064		3,652,800
Net notional amounts required to maintain value of currency holdings		(663,885)		(672,899)
Ordinary Reserve		8,990,820		8,993,737
Special Reserve		198,872		197,799
Loan Loss Reserve (Note B)		130,100		130,100
Surplus		330,117		330,117
Cumulative revaluation adjustments account		27,519		27,519
Net income after appropriation				
For the calendar year 2006		565,886		565,886
For the period ended 31 March 2007 (OCR-2)		188,714		-
Accumulated other comprehensive income (OCR-4)		(60,747)		(82,160)
Total Capital and Reserves		13,377,460		13,142,899
TOTAL		$ 59,003,634		$ 56,849,818

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
REVENUE (Note L)		
From loans (Note E)	$ 347,647	$ 287,826
From investments (Note C)	153,678	114,527
From guarantees	1,073	1,044
From other sources - net	37,663	11,263
TOTAL REVENUE	540,061	414,660
EXPENSES (Note L)		
Borrowings and related expenses	329,338	261,332
Administrative expenses	21,489	34,050
Technical assistance to member countries	(109)	(166)
Provision for losses (Note E)	-	(1,565)
Other expenses	881	428
TOTAL EXPENSES	351,599	294,079
NET REALIZED (LOSSES) GAINS		
From investments	(2,585)	(3,502)
From equity investments	234	338
From borrowings	(2,972)	456
Others	(5)	20
	(5,328)	(2,688)
NET UNREALIZED GAINS (LOSSES) (Notes J and L)	6,653	(78,911)
NET INCOME	**$ 189,787**	**$ 38,982**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 203,990	$ 196,483
Interest on investments received	125,528	84,969
Interest received for securities under resale arrangement	5,063	1,924
Interest and other financial expenses paid	(229,566)	(182,504)
Administrative expenses paid	(33,936)	(29,500)
Technical assistance disbursed	(737)	(1,050)
Others - net	(1,441)	6,274
Net Cash Provided By Operating Activities	68,901	76,596
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(12,700)	(838,582)
Net (payments for) receipts from securities under resale arrangement	(171,407)	485,958
Principal collected on loans	323,622	352,512
Loans disbursed	(1,075,641)	(407,788)
Others	(4,546)	(3,037)
Net Cash Used in Investing Activities	(940,672)	(410,937)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	3,266,966	2,213,951
Borrowings redeemed	(2,415,374)	(1,863,986)
Issuance expenses paid	(6,343)	(6,754)
Net currency and interest rate swaps	(89,449)	(569)
Payments from members	2,860	1,746
Net Cash Provided by Financing Activities	758,660	344,388
Effect of Exchange Rate Changes on Due from Banks	3,186	(796)
Net (Decrease) Increase in Due from Banks	(109,925)	9,251
Due from Banks at Beginning of Period	205,418	81,662
Due from Banks at End of Period	$ 95,493	$ 90,913

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)		2006 (Unaudited)	
Balance, 1 January				
Before cumulative effect of FAS 155 adjustments		$ 13,142,899		$ 12,297,140
Cumulative effect of FAS 155 to:				
Prior Year Net Income	$ -		$ 107,700	
Cumulative Revaluation Adjustment Account	-		(9,237)	
Accumulated Other Comprehensive Income	-	-	20,108	118,571
Adjusted balance, 1 January		13,142,899		12,415,711
Comprehensive income for the period:				
Net income for the period (OCR-2)	189,787		38,982	
Other comprehensive income for the period	21,413	211,200	(122,485)	(83,503)
Subscriptions received		2,561		-
Change in SDR values		14,703		27,391
Change in Ordinary Reserve		(2,917)		(5,563)
Notional MOV		9,014		(9,603)
Balance at end of period		**$ 13,377,460**		**$ 12,344,433**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	FAS 133 Adjustments and Amortizations (Unaudited)		Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gain (Unaudited)		Minimum Pension Liability Adjustment (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Balance, 1 January	$ (1,154)	$ (2,566)	$ (200,039)	$ (246,682)	$ 200,584	$ 30,097	$ (81,551)	$ (4,931)	$ (82,160)	$ (224,082)
Cumulative Effect of FAS 155	-	-	-	20,108	-	-	-	-	-	20,108
Adjusted balance, 1 January	(1,154)	(2,566)	(200,039)	(226,574)	200,584	30,097	(81,551)	(4,931)	(82,160)	(203,974)
Amortization	259	510	-	-	-	-	-	-	259	510
Other comprehensive income for the period	-	-	22,451	(13,825)	(1,297)	(109,170)	-	-	21,154	(122,995)
Balance, 31 March	$ (895)	$ (2,056)	$ (177,588)	$ (240,399)	$ 199,287	$ (79,073)	$ (81,551)	$ (4,931)	$ (60,747)	$ (326,459)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

In February 2006, the Financial Accounting Standards Board (FASB) issued FAS 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." ADB has decided to early adopt the provisions that allow to report at fair value any hybrid financial instrument that contains embedded derivatives that would otherwise be bifurcated under FAS 133. ADB adopted FAS 155 effective 1 January 2006, and its cumulative effects are reported as increase in Reserves by $118,571,000, comprising of gross gains and losses of $126,276,000 and $7,705,000, respectively.

In September 2006, FASB issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87,88,106, and 132(R)". This statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. ADB opted to early adopt FAS 158 for the fiscal year ended 31 December 2006.

In February 2007, FASB issued FAS 159, "Fair value Option for Financial Assets and Financial Liabilities". This statement expands the scope of financial instruments that may be carried at fair value.

It offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings. This statement will be effective for financial statements to be issued after 31 December 2007 simultaneous with the adoption of FAS 157 "Fair Value Measurements", which emphasizes the definition of fair value for financial statement purposes.

In December 2006, the Board approved the revision of the loan loss methodology for ADB's nonsovereign operations to a risk-based model. The assessment applies the concept of expected loss to establish loss provision and loss reserve, similar to the concept applied to ADB's sovereign operations approved in 2004. This revision brought about changes to the loss provision estimates in 2006 and will bring about additional loan loss reserve for nonsovereign operations in 2007, as an allocation of 2006 net income, subject to the approval of the Board of Governors.

NOTE C - INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 31 March 2007 and 31 December 2006 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gains or losses are recognized in income based on daily settlement of the net cash margin.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 31 March 2007 and 31 December 2006 are as follows:

	31 March 2007	31 December 2006
Due in one year or less	$ 7,229,884,000	$ 7,212,736,000
Due after one year through five years	4,210,673,000	4,118,196,000
Due after five years through ten years	1,448,222,000	1,433,500,000
Total	$12,888,780,000	$12,764,432,000

Note: 2007 figures do not add to total due to rounding

NOTE D - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangements are recorded as assets and reported at estimated fair value and the cash collateral received is recorded as a liability. Securities received under resale arrangements are neither recorded on ADB's balance sheet nor re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

NOTE E - LOANS

As of 31 March 2007 and 31 December 2006, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	31 March 2007	31 December 2006
Indonesia	$ 8,727,187,000	$ 8,748,836,000
China, People's Republic of	6,481,883,000	6,341,338,000
India	3,980,234,000	3,611,756,000
Philippines	3,323,034,000	3,094,419,000
Pakistan	2,378,924,000	2,260,667,000
Others (individually less than 5% of total loans)	2,132,606,000	2,134,714,000
Total loans	$ 27,023,868,000	$ 26,191,730,000
Provision for loan losses	(28,339,000)	(28,339,000)
Unamortized net loan origination costs	26,935,000	14,015,000
Net loans outstanding	$ 27,022,464,000	$ 26,177,406,000

Loans outstanding as of 31 March 2007 include nonsovereign loans amounting to $914,482,000 ($856,647,000 - 31 December 2006).

The undisbursed balance of approved loans as of 31 March 2007 was $16,420,055,000($16,768,163,000 - 31 December 2006). This included an undisbursed balance of approved nonsovereign loans amounting to $853,255,000($778,745,000 - 31 December 2006), of which $224,000,000 is for public borrowers. Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $214,099,000 ($237,230,000 - 31 December 2006).

Change in Commitment Charge Policy

ADB has levied a commitment fee of 75 basis points on a progressive structure of undisbursed balances of sovereign project loans and a flat fee of 75 basis points on the full undisbursed balances of sovereign program loans. In November 2006, the Board approved a change in the commitment charge policy for all sovereign project LIBOR-based loans negotiated after 1 January 2007, from 75 basis points on a progressive structure of undisbursed loan balances to a flat fee of 35 basis points on the full amount of undisbursed balances. As of 31 March 2007, there was no sovereign project loan that was subject to the new policy.

In April 2007, the Board approved the waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans. The relevant waiver on commitment charge of $378,000 for the three-month period ended 31 March 2007 will be adjusted and taken up in ADB's books in April 2007.

Waivers of Lending Spread and Front-End Fee

In 2004, the Board of Directors approved the waiver of 20 basis points of the lending spread on sovereign loans outstanding from 1 July 2004 - 30 June 2005 for borrowers that do not have loans in arrears and the waiver of the entire 1% front-end fee on all new sovereign loans approved during 1 January 2004 to 30 June 2005 (waiver of 50 basis points of front-end fee on sovereign loans approved in 2003). Subsequently, the policy was extended to cover the period up to June 2007. Front-end fees waived during the period totaled $26,312,000($8,482,000 - 2006). Lending spread waiver reduced the loan income by $12,575,000 for the period ended 31 March 2007 ($11,100,000 - 2006).

Overdue Amounts

Two sovereign loans were in non-accrual status as of 31 March 2007 and 31 December 2006. The principal amount outstanding as of both periods was $6,116,000 of which $1,056,000 was overdue.

Six nonsovereign loans were in non-accrual status as of 31 March 2007 and 31 December 2006. The principal amount outstanding as of both periods was $29,741,000, of which $21,820,000 was overdue.

Provision for Loan Losses

The changes in the provision for loan losses during the first three quarters of 2007 and 2006 are as follows:

	31 March 2007			31 March 2006		
	Sovereign	Nonsovereign	Total	Sovereign	Nonsovereign	Total
Balance 1 January	6,116,000	22,223,000	28,339,000	2,300,000	77,164,000	79,464,000
Provision written back	-	-	-		(1,565,000)	(1,565,000)
Translation adjustments	-	-	-		24,000	24,000
Balance 31 March	6,116,000	22,223,000	28,339,000	2,300,000	75,623,000	77,923,000

NOTE F - GUARANTEES

ADB extends guarantees to sovereign and non-sovereign borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due ten or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amounts of these guarantee obligations as of 31 March 2007 and 31 December 2006 covered:

	31 March 2007		31 December 2006	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 1,013,516,000	$ 982,434,000	$ 1,004,095,000	$ 976,434,000
without counterguarantee	116,546,000	116,546,000	111,660,000	110,180,000
	1,130,062,000	1,098,980,000	1,115,755,000	1,086,614,000
Political Risk Guarantees				
with counterguarantee	146,509,000	124,239,000	146,494,000	120,943,000
without counterguarantee	30,516,000	28,091,000	30,507,000	28,695,000
	177,025,000	152,330,000	177,001,000	149,638,000
Others	950,000	950,000	950,000	950,000
Total	$ 1,308,037,000	$ 1,252,260,000	$ 1,293,706,000	$ 1,237,202,000

None of these amounts were subject to call as of 31 March 2007 and 31 December 2006. The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is

committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the stand-by portion. ADB estimates that the present value of guarantees outstanding as at 31 March 2007 was $843,660,000($825,363,000 - 31 December 2006).

As of 31 March 2007, a total liability of $10,246,000 ($10,544,000 - 31 December 2006) relating to stand-by ready obligation for three partial credit risk guarantees and two political risk guarantees has been included in "Miscellaneous liabilities" on the balance sheet.

NOTE G - DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value, and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

The initial application of FAS 133 gave rise to a transition adjustment in 2001, part of which was reported in other comprehensive income and part directly to income. The allocation between net income and other comprehensive income was based upon the economic hedging relationships that existed before the initial application of this statement.

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and provide borrowers with financial risk management tools.

NOTE H - EQUITY INVESTMENTS

All equity investments are considered as "Available for Sale" and are reported at estimated fair value.

Investments in equity securities with readily determinable market price are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Investments in equity securities without readily determinable fair values are reported at cost or at impaired value, for investments where the impairment is deemed other than temporary. ADB applies equity method of accounting to investments in limited partnership and certain limited liability corporations aggregating to $156,896,000 ($123,081,000 - 31 December 2006).

NOTE I - OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	31 March 2007	31 December 2006
Amounts Receivable from:		
Asian Development Fund	$43,451,000	$25,970,000
Technical Assistance Special Fund	-	97,000
Japan Special Fund	88,000	125,000
Asian Tsunami Fund	189,000	253,000
Asian Development Bank Institute Special Fund	210,000	254,000
Staff Retirement Plan	3,044,000	-
Agency Trust Funds (net)	775,000	686,000
Total	$47,757,000	$27,385,000
Amounts Payable to:		
Technical Assistance Special Fund	$ 128,000	$ -
Staff Retirement Plan	-	451,000
Total	$ 128,000	$ 451,000

NOTE J - BORROWINGS

Borrowings are generally reported on the balance sheet at their carrying book value adjusted for any unamortized discounts or premium. As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to reduce its cost of borrowing. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the structured debt.

Upon the adoption of FAS 155 on 1 January 2006, ADB no longer bifurcates the embedded derivatives in the structured debt portfolio that meet the bifurcation criteria under FAS 133. Instead, ADB reports at fair value any structured debt that contains embedded derivatives that would otherwise be bifurcated under FAS 133, and changes in fair value are reported in net income.

The weighted average cost of borrowings outstanding as of 31 March 2007 after adjustment for currency and interest rate swap activities, was 4.63% (4.85% - 2006).

NOTE K - CAPITAL AND RESERVES

The authorized capital stock of ADB as of 31 March 2007 consists of 3,546,311 (3,534,230 - 31 December 2006) shares amounting to SDR35,463,110,000 (SDR35,342,300,000 - 31 December 2006) all of which have been subscribed. Of the subscribed shares, 3,296,887 (3,285,655 - 31 December 2006) shares are "callable", and 249,424 (248,575 - 31

December 2006) shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

As of 31 March 2007, the value of the SDR in terms of the United States dollar was $1.51019 ($1.5044 - 31 December 2006) giving a value for each share of ADB's capital equivalent to $15,101.90($15,044.00 - 31 December 2006).

During the first quarter, Georgia became ADB's 67th member, subscribing to 12,081 shares of ADB's capital stock.

NOTE L - INCOME AND EXPENSES

The average yield on the loan portfolio for the three-month period ended 31 March 2007 was 5.15% (4.82% - 2006) excluding premium received on prepayment and other loan income.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2007 including securities transferred under securities lending and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 4.41%(4.06% - 2006) excluding unrealized gains and losses on investments, and 4.57% (3.31% - 2006) including unrealized gains and losses on investments.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the three-month period ended 31 March 2007 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities. Of the total administrative expenses for the three-month period ended 31 March 2007 of $78,120,000 ($85,242,000 - 2006), $43,449,000 ($46,951,000 - 2006) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $13,182,000 ($4,241,000 - 2006) related to new loans and guarantees that became effective for the period ended 31 March 2007.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the period were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Accordingly, the write back in the amount of $109,000 for the period represented net cancellations of the undisbursed amounts of completed TA projects committed in prior periods ($166,000 - 2006).

There was no provision for possible loan losses during the three-month period ended 31 March 2007. During the same period in 2006, provision for losses of $1,565,000 was written back as a result of loan repayments for nonsovereign loans.

Other expenses of $881,000 ($428,000 - 2006) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized gains include favorable FAS 133 adjustment of $5,538,000 (unfavorable $78,668,000 - 2006) and translation adjustments of $1,115,000 (unfavorable $243,000 - 2006) associated with holdings in non-functional currencies.

Favorable FAS 133 adjustment of $5,538,000 was composed of:

	31 March 2007	31 March 2006
Unrealized gains (losses) on:		
Hybrid financial instruments	$ 10,820,000	$ 50,746,000
Borrowings related swaps	(3,344,000)	(208,610,000)
Investments related swaps	(3,517,000)	71,909,000
Loans related swaps	(3,301,000)	3,216,000
FX Forward	5,166,000	4,663,000
Amortization of the FAS 133 transition adjustments	(286,000)	(592,000)
Total	$ 5,538,000	$ (78,668,000)

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
31 March 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS		**31 March (Unaudited)**		**31 December**
DUE FROM BANKS		$ 21,881		$ 2,602
INVESTMENTS (Note C)		6,670,312		6,385,327
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		54,570		55,085
LOANS OUTSTANDING (Note E)		21,829,804		21,522,213
AC⁻⁻UED REVENUE		93,050		83,710
DUE FROM CONTRIBUTORS		1,773,492		1,675,849
OTHER ASSETS		26,009		25,420
TOTAL		**$ 30,469,118**		**$ 29,750,206**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Advance payments on contributions		$ 79,651		$ 102,440
Payable to related funds (Note F)		72,039		28,621
Undisbursed grant commitments (Note I)		402,367		355,857
Miscellaneous		550		15,818
Total Liabilities		554,607		502,736
FUND BALANCES				
ıounts available for operational commitments				
Contributed Resources (Note G)	$ 26,639,009		$ 25,997,183	
Unamortized discount	(35,004)	26,604,005	(33,537)	25,963,646
Set-aside Resources		71,900		71,624
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		663,652		663,614
		27,339,557		26,698,884
Accumulated surplus		2,292,754		2,260,723
Accumulated other comprehensive income (ADF-4)		282,200		287,863
Total Fund Balance		29,914,511		29,247,470
TOTAL		**$ 30,469,118**		**$ 29,750,206**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
REVENUE		
From loans	$ 52,213	$ 49,925
From investments (Note C)	72,044	55,014
From other sources - net	299	136
TOTAL REVENUE	124,556	105,075
EXPENSES		
Administrative expenses (Note H)	43,449	46,951
Grants (Note I)	48,850	165,640
Amortization of discounts on contributions (Note B)	726	303
Financial expenses	5	8
TOTAL EXPENSES	93,030	212,902
NET REALIZED GAINS (LOSSES)	505	(470)
REVENUE IN EXCESS OF (LESS THAN) EXPENSES	$ 32,031	$ (108,297)

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 39,741	$ 38,941
Interest on investments received	67,847	57,316
Interest on resale arrangement received	602	243
Cash received from other sources	299	137
Grants disbursed	(3,284)	-
Administrative expenses paid	(25,971)	(32,065)
Financial expenses paid	(5)	(8)
Net Cash Provided by Operating Activities	79,229	64,564
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(238,579)	(409,333)
Net receipts from securities purchased under resale arrangement	626	128,025
Principal collected on loans	175,679	116,889
Loans disbursed	(292,369)	(221,613)
Net Cash Used in Investing Activities	(354,643)	(386,032)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	295,326	336,183
Effect of Exchange Rate Changes on Due from Banks	(633)	1,281
Net Increase in Due from Banks	19,279	15,996
Due from Banks at Beginning of Period	2,602	21,557
Due from Banks at End of Period	$ 21,881	$ 37,553

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)		2006 (Unaudited)	
Balance at beginning of period		$ 29,247,470		$ 27,605,408
Comprehensive income for the period:				
Net income (loss) for the period (ADF-2)	$ 32,031		$ (108,297)	
Other comprehensive income for the period	(5,663)	26,368	30,424	(77,873)
Change in amount available for operational commitments				
from Contributed Resources		641,826		566,031
from Unamortized Discount for Accelerated Notes Encashment (ANE) of ADF IX		(1,467)		(128)
Change in SDR value of Set-Aside Resources		276		540
Change in value of transfers from OCR and TASF		38		80
Balance at end of period		**$ 29,914,511**		**$ 28,094,058**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2007	2006	2007	2006	2007	2006
Balance, 1 January	$ 288,700	$ 170,155	$ (837)	$ (3,430)	$ 287,863	$ 166,725
Other comprehensive income for the period	(6,310)	32,431	647	(2,007)	(5,663)	30,424
Balance, 31 March	$ 282,390	$ 202,586	$ (190)	$ (5,437)	$ 282,200	$ 197,149

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Three-month Periods Ended 31 March 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) became effective on April 2005. Under the Resolution, ADB is authorized to provide grants for projects and programs of high developmental priority to be financed out of contributions under ADF IX.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented at US dollar equivalents at reporting date. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

In November 2005, to improve ADF currency management practices, the Board of Governors adopted a resolution to a full-fledged SDR approach to facilitate resource administration and operational planning to benefit borrowers. The currency management framework was implemented 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into the currencies which constitute the SDR, to value disbursements, repayments and loan charges in terms of SDR; and to determine the value of Contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

The implementation of the full-fledged SDR framework is expected to change the primary economic environment for ADF. However, until this process is completed, and a significant change in the primary economic environment becomes evident, the currencies of contributing member countries are functional currencies as these represent the currencies of the primary economic environment in which ADF generates and expends cash. The reporting currency is the United States dollar, and the

special purpose financial statements are expressed in thousands of current United States dollars.

Contributions and Contributed Resources

Once a replenishment becomes effective, contributions committed are recorded in full as Contributed Resources when the Instruments of Contribution are received. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX, contributors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years.

Advanced Payments

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments and included under "Liabilities."

NOTE C - INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 31 March 2007 and 31 December 2006 are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 31 March 2007 and 31 December 2006 are as follows:

	31 March 2007	31 December 2006
Due in one year or less	$ 6,480,805,000	$ 6,171,003,000
Due after one year through five years	95,832,000	110,850,000
Due after five years through ten years	93,675,000	103,474,000
Total	$ 6,670,312,000	$ 6,385,327,000

The annualized rate of return on the average investments held during the three-month period ended 31 March 2007 including securities transferred under securities lending arrangement and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 4.35% (3.66% - 2006). If unrealized gains and

losses were included, the annualized rate of return would have been 4.36% (3.63% - 2006).

NOTE D - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities transferred under securities lending arrangement are recorded as assets and reported at estimated fair value and the cash collateral received is recorded as a liability. Securities received under resale arrangements are not recorded on the balance sheet and are not re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

NOTE E - LOANS

As of 31 March 2007 and 31 December 2006, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	31 March 2007	31 December 2006
Bangladesh	$ 4,962,377,000	$ 4,921,072,000
Pakistan	4,887,084,000	4,829,677,000
Sri Lanka	2,340,664,000	2,299,541,000
Viet Nam	2,038,920,000	2,000,607,000
Nepal	1,366,838,000	1,336,210,000
Others (individually less than 5% of total loans)	6,233,921,000	6,135,106,000
Total loans	$ 21,829,804,000	$21,522,213,000

The principal amount outstanding of sovereign loans in non-accrual status as of 31 March 2007 was $519,592,000 ($487,877,000 - 31 December 2006) of which $185,117,000 ($175,526,000 - 31 December 2006) was overdue.

The undisbursed balance of approved loans as of 31 March 2007 was $6,889,294,000 ($7,100,390,000 - 31 December 2006).

NOTE F - PAYABLE TO RELATED FUNDS

Included in Payable to Related Funds is the net amount of $43,451,000 payable to Ordinary Capital Resources (OCR)($25,971,000 - 31 December 2006), and $28,588,000 ($2,650,000 - 31 December 2006) payable to TASF.

The payable to OCR represents the amount of administration charge allocated to ADF pending settlement and the payable to TASF represents contributions allocated to TASF.

NOTE G - CONTRIBUTED RESOURCES

In April 2005, ADF IX became effective. As of 31 March 2007, Instruments of Contributions from 28 donors were received for ADF IX. Of these, contributions totaling $1,776,591,000, including amortized discount of $3,447,000, were received and recorded in "Contributed Resources."

NOTE H - ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the three-month period ended 31 March 2007 represents administration charge amounting to $43,449,000 ($46,951,000 - 2006). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) in the proportion of the relative volume of operational activities of OCR and ADF.

NOTE I - GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, 3 grants amounting to $23,300,000 (2 grants amounting to $28,000,000 - 2006) were approved and 4 grants amounting to $48,850,000 ($165,640,000 - 2006) became effective. Total undisbursed grant commitments represent effective grants, which have not been disbursed.

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 4,455	$ 1,828
INVESTMENTS (Note C)	261,785	275,639
ACCRUED REVENUE	1,883	1,186
DUE FROM CONTRIBUTORS (Note F)	90,060	115,138
OTHER ASSETS (Note D)	36,358	10,916
TOTAL	$ 394,541	$ 404,707
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES (Note D)	$ 5	$ 111
UNDISBURSED COMMITMENTS (Note E)	191,432	184,063
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	203,104	220,533
TOTAL	$ 394,541	$ 404,707

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 52	$ 41,951
REVENUE		
From investments (Note C)	3,159	2,269
From other sources	42	26
Total	3,253	44,246
EXPENSES		
Technical assistance (Note E)	23,594	30,658
Financial expenses	1	1
Total	23,595	30,659
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(20,342)	13,587
EXCHANGE GAINS - NET	2,913	959
NET (DECREASE) INCREASE IN NET ASSETS	(17,429)	14,546
NET ASSETS AT BEGINNING OF PERIOD	220,533	215,467
NET ASSETS AT END OF PERIOD	**$ 203,104**	**$ 230,013**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 1,671	$ 10,631
Interest on investments received	2,487	2,361
Net cash paid for other activities	(1,515)	(1,503)
Technical assistance disbursed	(15,835)	(15,924)
Financial expenses paid	(1)	(1)
Net Cash Used in Operating Activities	(13,193)	(4,436)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net receipts from sale of investments	15,785	8,570
Effect of Exchange Rate Changes on Due from Banks	35	(8)
Net Increase in Due from Banks	2,627	4,126
Due from Banks at Beginning of Period	1,828	1,493
Due from Banks at End of Period	$ 4,455	$ 5,619

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-month Periods Ended 31 March 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) and the third regularized replenishment of the Technical Assistance Special Fund (TASF) became effective in April 2005. Under the resolution, a specific portion of the contribution is to be allocated to TASF.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of those for not-for-profit organizations. TASF reports contributed cash and other assets as unrestricted assets as these are made available without conditions other than for the purpose of pursuing the objectives of the TASF. The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investments held as of 31 March 2007 and 31 December 2006 comprised of holdings in time deposits and are reported at cost which is the reasonable estimate of fair value. Realized and unrealized gains and losses are included in revenue from investments.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2007, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 4.70% (3.62% - 2006).

NOTE D - OTHER ASSETS AND MISCELLANEOUS LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	31 March	31 December
Receivable from:		
OCR	$ 128,000	$ -
ADF	28,588,000	2,650,000
JSF	18,000	5,000
Agency Trust Funds - net	26,000	12,000
Total	$28,760,000	$2,667,000
Payable to OCR	$ -	$ 97,000

NOTE E - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the three-month period ended 31 March 2007, a net amount of $2,574,000 ($3,154,000 - 2006) was written back as a reduction in TA. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects, which have not been disbursed.

NOTE F - CONTRIBUTIONS

With the effectivity of ADF IX and the third replenishment of TASF, contribution commitments from 27 donors totaling $212,585,000 were allocated to TASF. $90,008,000 of this, which is payable throughout the replenishment period of four years in accordance with the encashment schedule, and the direct and voluntary contribution of India amounting to Rs2.25 million ($52,000 equivalent)for the period ended 31 March 2007, were recorded as "Due from Contributors."

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 1,799	$ 2,582	$ 4,381	$ 1,865	$ 3,035	$ 4,900
INVESTMENTS (Note C)	32,647	231,905	264,552	32,208	208,064	240,272
ACCRUED REVENUE	43	682	725	55	1,167	1,222
OTHER ASSETS (Note E)	50	4,525	4,575	50	4,391	4,441
TOTAL	**$ 34,539**	**$ 239,694**	**$ 274,233**	**$ 34,178**	**$ 216,657**	**$ 250,835**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 22	$ 154	$ 176	$ 70	$ 198	$ 268
UNDISBURSED COMMITMENTS						
Technical assistance (Note F)	1,302	88,673	89,975	1,259	85,516	86,775
TOTAL LIABILITIES	1,324	88,827	90,151	1,329	85,714	87,043
NET ASSETS (JSF-2) (Note G), represented by:						
Uncommitted Balances						
Unrestricted	-	150,867	150,867	-	130,943	130,943
Temporarily restricted	27,357	-	27,357	27,418	-	27,418
	27,357	150,867	178,224	27,418	130,943	158,361
Net Accumulated Investment Income						
Temporarily restricted	5,858	-	5,858	5,431	-	5,431
	33,215	150,867	184,082	32,849	130,943	163,792
TOTAL	**$ 34,539**	**$ 239,694**	**$ 274,233**	**$ 34,178**	**$ 216,657**	**$ 250,835**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)			2006 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
)NTRIBUTIONS	$ -	$ 27,673	$ 27,673	$ -	$ 24,513	$ 24,513
REVENUE FROM INVESTMENTS	-	3,002	3,002	-	2,237	2,237
REVENUE FROM OTHER SOURCES	-	63	63	-	49	49
NET ASSETS TRANSFERRED TO (REVERTED BACK FROM) TEMPORARILY RESTRICTED ASSETS	85	-	85	(228)	-	(228)
Total	85	30,738	30,823	(228)	26,799	26,571
EXPENSES						
Technical assistance (Note F)	85	10,563	10,648	(233)	19,307	19,074
Administrative expenses	-	233	233	5	239	244
Total	85	10,796	10,881	(228)	19,546	19,318
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	-	19,942	19,942	-	7,253	7,253
EXCHANGE LOSSES	-	(18)	(18)	-	(58)	(58)
INCREASE IN UNRESTRICTED NET ASSETS	-	19,924	19,924	-	7,195	7,195
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	451	-	451	374	-	374
NET ASSETS (TRANSFERRED TO) REVERTED BACK FROM UNRESTRICTED ASSETS	(85)	-	(85)	228	-	228
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	366	-	366	602	-	602
INCREASE IN NET ASSETS	366	19,924	20,290	602	7,195	7,797
NET ASSETS AT BEGINNING OF PERIOD	32,849	130,943	163,792	30,786	146,875	177,661
NET ASSETS AT END OF PERIOD	**$ 33,215**	**$ 150,867**	**$ 184,082**	**$ 31,388**	**$ 154,070**	**$ 185,458**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)			2006 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 27,673	$ 27,673	$ -	$ 24,513	$ 24,513
Interest on investments received	439	3,486	3,925	285	1,799	2,084
Technical assistance disbursed	(90)	(7,506)	(7,596)	(343)	(7,811)	(8,154)
Administrative expenses paid	-	(311)	(311)	(5)	(264)	(269)
Net cash received from (paid for) other activities	24	119	143	22	(6)	16
Net Cash Provided by (Used in) Operating Activities	373	23,461	23,834	(41)	18,231	18,190
CASH FLOWS FROM INVESTING ACTIVITES						
Net investments	(439)	(23,841)	(24,280)	715	(17,799)	(17,084)
Net (payments for) receipts from securities purchased under resale arrangement (Note D)	-	(78)	(78)	-	233	233
Net Cash (Used in) Provided by Investing Activities	(439)	(23,919)	(24,358)	715	(17,566)	(16,851)
Effect of Exchange Rate Changes on Due from Banks	-	5	5	-	(233)	(233)
Net (Decrease) Increase in Due from Banks	(66)	(453)	(519)	674	432	1,106
Due from Banks at Beginning of Period	1,865	3,035	4,900	1,742	3,616	5,358
Due from Banks at End of Period	$ 1,799	$ 2,582	$ 4,381	$ 2,416	$ 4,048	$ 6,464

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-month Periods Ended 31 March 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the JSF. The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of Japan Special Fund (JSF), representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investments held as of 31 March 2007 and 31 December 2006 comprised of holdings in time deposits denominated in United States dollar and are reported at cost which is the reasonable estimate of fair value. Realized and unrealized gains and losses are included in revenue from investments.

The annualized rates of return on the average investments held under ACCSF and JSF during the three-month period ended 31 March 2007, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, were 5.26% and 5.25%, respectively (4.44% and 4.21% respectively - 2006).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

JSF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are not recorded on JSF's balance sheet and are not re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

NOTE E - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	31 March	31 December
Amounts Receivable by JSF from:		
ACCSF	$ 22,000	$ 70,000
Agency Trust Funds - net	7,000	-
	$ 29,000	70,000
Amounts Payable by:		
JSF to: Ordinary Capital Resources	$ 88,000	$125,000
TASF	18,000	5,000
Agency Trust Funds - net	-	1,000
Total	$106,000	$131,000
ACCSF to JSF	$ 22,000	$ 70,000

NOTE F - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the three-month period ended 31 March 2007, an amount of $467,000 ($1,256,000 - 2006) was thus written back as a reduction in TA. None ($233,000 - 2006) of this amount corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects that have not been disbursed.

NOTE G - CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 31 March 2007, the remaining temporarily restricted uncommitted balance is that of ACCSF amounting to $27,357,000 ($27,418,000 - 31 December 2006).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 1,321	$ 696
INVESTMENTS (Note C)	12,751	5,044
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note D)	2,376	1,595
PROPERTY, FURNITURE, AND EQUIPMENT	289	286
DUE FROM CONTRIBUTORS	-	11,263
OTHER ASSETS	2,052	1,791
TOTAL	$ 18,789	$ 20,675
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 3,777	$ 3,267
UNCOMMITTED BALANCES (ADBISF-2)	15,012	17,408
TOTAL	$ 18,789	$ 20,675

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)		2006	
CHANGES IN UNRESTRICTED NET ASSETS				
REVENUE				
From investments (Notes B & C)		$ 18		$ -
From other sources - net		1		2
Total		19		2
EXPENSES				
Administrative expenses	$ 1,880		$ 1,758	
Program expenses	637	2,517	535	2,293
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES		(2,498)		(2,291)
EXCHANGE LOSSES - NET		-		(116)
TRANSLATION ADJUSTMENTS		102		76
DECREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		(2,396)		(2,331)
NET ASSETS AT BEGINNING OF PERIOD		17,408		16,839
NET ASSETS AT END OF PERIOD		$ 15,012		$ 14,508

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 11,263	$ -
Interest on investments received	18	-
Expenses paid	(2,310)	(2,125)
Others - net	18	-
Net Cash Provided by (Used in) Operating Activities	8,989	(2,125)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(6,938)	(10,781)
Net (payments for) receipts from securities under resale arrangements	(776)	13,482
Net Cash (Used in) Provided by Investing Activities	(7,714)	2,701
Effect of Exchange Rate Changes on Due from Banks	(650)	(104)
Net Increase in Due from Banks	625	472
Due from Banks at Beginning of Period	696	699
Due from Banks at End of Period	$ 1,321	$ 1,171

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-month Periods Ended 31 March 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 31 March 2007 and 31 December 2006 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are reported at cost which is a reasonable estimate of fair value.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2007 including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.503% (0.011% - 2006).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADBISF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities received under resale arrangement are not recorded on ADBISF's balance sheet nor repledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 4,879	$ 283
INVESTMENTS (Note C)	442,734	474,185
ACCRUED INCOME	752	761
ADVANCES FOR GRANTS	58,158	41,900
TOTAL	$ 506,523	$ 517,129
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES (Note D)	$ 192	$ 253
UNDISBURSED COMMITMENTS (Note E)	481,102	497,394
UNCOMMITTED BALANCES (ATF-2), represented by: Unrestricted net assets	25,229	19,482
TOTAL	$ 506,523	$ 517,129

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 6,043	$ 5,767
From other sources	47	5
Total	6,090	5,772
EXPENSES		
Administrative expenses	346	68
REVENUE IN EXCESS OF EXPENSES	5,744	5,704
EXCHANGE GAINS	3	0
INCREASE IN NET ASSETS	5,747	5,704
NET ASSETS AT BEGINNING OF PERIOD	19,482	6,344
NET ASSETS AT END OF PERIOD	**$ 25,229**	**$ 12,048**

0 Less than $1 thousand.
The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 6,052	$ 4,426
Net cash received from (paid for) other activities	50	(363)
Grants disbursed	(32,550)	(3,599)
Administrative expenses paid	(407)	(152)
Net Cash (Used In) Provided by Operating Activities	(26,855)	312
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments	31,451	(417)
Net Increase (Decrease) in Due from Banks	4,596	(105)
Due from Banks at Beginning of Period	283	553
Due from Banks at End of Period	$ 4,879	$ 448

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-month Periods Ended 31 March 2007 and 2006
(Unaudited)

NOTE A - NATURE OF OPERATIONS AND INTERIM REPORT

The Asian Tsunami Fund (ATF) was established on 11 February 2005 in response to the special circumstances surrounding the developing member countries (DMCs) that were stricken by the effects of the tsunami on 26 December 2004. The purpose of the Fund is to provide emergency grant financing promptly and effectively to affected DMCs in the form of technical assistance and investment projects to support reconstruction, rehabilitation and associated development activities following the tsunami disaster.

ATF will serve as a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. Resources from the Fund will be available to central governments and other suitable entities, including non-governmental organizations.

ATF's resources may consist of allocations from ordinary capital resources (OCR) and contributions from bilateral, multilateral and transfer of individual sources.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of ATF are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investments held as of 31 March 2007 and 31 December 2006 comprised of holdings in time deposits denominated in United States dollar and are reported at cost which is the reasonable estimate of fair value.

The annualized rate of return on the average investments held during the period ended 31 March 2007, based on the portfolio held at the beginning and end of each month, was 5.25% (4.48% - 2006).

NOTE D - MISCELLANEOUS LIABILITIES

Included in miscellaneous liabilities is an interfund payable to OCR of $189,000 ($253,000 - 31 December 2006).

NOTE E - GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective grant for projects, which have not been disbursed.

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 8,205	$ 1,618
INVESTMENTS (Note C)	33,257	35,280
ACCRUED INCOME	50	65
DUE FROM CONTRIBUTORS	11,526	11,293
ADVANCES FOR GRANTS	666	290
TOTAL	**$ 53,704**	**$ 48,546**
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES	$ 10	$ -
UNDISBURSED COMMITMENTS (Note D)	42,500	42,500
UNCOMMITTED BALANCES (PEF-2), represented by: Unrestricted net assets	11,194	6,046
TOTAL	**$ 53,704**	**$ 48,546**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note E)	$ 4,404	$ -
REVENUE		
From investments (Note C)	455	594
From other sources	49	-
Total	4,908	594
EXPENSES		
Grants (Note D)	-	80,000
Administrative expenses	20	0
Total	20	80,000
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	4,888	(79,406)
NET EXCHANGE GAINS	260	108
INCREASE (DECREASE) IN NET ASSETS	5,148	(79,298)
NET ASSETS AT BEGINNING OF PERIOD	6,046	85,497
NET ASSETS AT END OF PERIOD	**$ 11,194**	**$ 6,199**

0 Less than $1 thousand.
The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 4,426	$ 5,435
Interest on investments received	470	677
Net cash received from other activities	49	0
Grant disbursed	(376)	(65,000)
Administrative expenses paid	(10)	-
Net Cash Provided by (Used in) Operating Activities	4,559	(58,888)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net maturities	2,032	60,370
Effect of Exchange Rate Changes on Due from Banks	(4)	-
Net Increase in Due from Banks	6,587	1,482
Due from Banks at Beginning of Period	1,618	200
Due from Banks at End of Period	$ 8,205	$ 1,682

0 Less than $1 thousand.
The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-month Periods Ended 31 March 2007 and 2006
(Unaudited)

NOTE A - NATURE OF OPERATIONS AND INTERIM REPORT

The Pakistan Earthquake Fund (PEF) was established on 14 November 2005 in response to the special circumstances confronted by Pakistan resulting from the effects of an earthquake on 8 October 2005. The objective of the PEF is to deliver emergency grant financing promptly and effectively to Pakistan for technical assistance and investment projects to support reconstruction, rehabilitation, and associated development activities.

PEF resources will be available to the Government of Pakistan and other suitable entities acceptable to the Government of Pakistan and ADB, including, where appropriate, non-government organizations.

PEF's resources may consist of contributions from ADB and other contributions from bilateral, multilateral, and other sources.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C — INVESTMENTS

All investments held as of 31 March 2007 and 31 December 2006 comprised of holdings in time deposits and are reported at cost which is the reasonable estimate of fair value.

The annualized rate of return on the average investments held during the period ended 31 March 2007, based on the portfolio held at the beginning and end of each month, was 5.44% (5.31% - 2006).

NOTE D - GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project or cancellation of a grant, any undisbursed amount is written back as a

reduction in grants for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective grant for projects, which have not been disbursed.

NOTE E - CONTRIBUTIONS

In February 2007, the Government of the Kingdom of Belgium deposited an Instrument of Contribution, which undertakes to make contributions to the PEF a maximum amount of €9,924,000, through a debt-for-development swap arrangement with Pakistan. Under this arrangement, Pakistan shall transfer to the PEF as Belgium's contribution, an equivalent rupee amount corresponding to the net present value of the debt to be cancelled in three installments. Belgium's contribution shall be limited to the actual amount received by the Fund. The first installment of $4.4 million equivalent was received on 29 March 2007. The remaining installments are expected to be paid on 30 September 2007 and 31 March 2008.

END